UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     ) *

McAfee Corp.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

579063108
(CUSIP Number)

December 31, 2020
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 579063108	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,869,966

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,869,966

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,869,966

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 157,324,990 shares of Class A Common Stock, $0.001 par value, outstanding as of November 12, 2020, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 19, 2020.

CUSIP No. 579063108	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,869,966

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,869,966

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,869,966

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 157,324,990 shares of Class A Common Stock, $0.001 par value, outstanding as of November 12, 2020, according to the Form 10-Q filed by the Issuer with the SEC on November 19, 2020.

CUSIP No. 579063108	SCHEDULE 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Snowlake Investment Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,869,966

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,869,966

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,869,966

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 157,324,990 shares of Class A Common Stock, $0.001 par value, outstanding as of November 12, 2020, according to the Form 10-Q filed by the Issuer with the SEC on November 19, 2020.

CUSIP No. 579063108	SCHEDULE 13G	Page 5 of 9

Item 1(a) Name of Issuer

McAfee Corp.

Item 1(b) Address of Issuer’s Principal Executive Offices
6220 America Center Drive
San Jose, CA 95002

Item 2(a) Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Snowlake Investment Pte Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Snowlake Investment Pte Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Class A Common Stock, $0.001 par value

Item 2(e) CUSIP Number

579063108

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Snowlake Investment Pte Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Snowlake Investment Pte Ltd. shares the power to vote and the power to dispose of all of the shares of Class A Common Stock, $0.001 par value, of the Issuer held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 579063108	SCHEDULE 13G	Page 6 of 9

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 579063108	SCHEDULE 13G	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 16, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

SNOWLAKE INVESTMENT PTE. LTD.

By:	/s/ Sean Low Shien Ang
Name:	Sean Low Shien Ang
Title:	Director

CUSIP No. 579063108	SCHEDULE 13G	Page 8 of 9

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement

CUSIP No. 579063108	SCHEDULE 13G	Page 9 of 9

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, $0.001 par value, of McAfee Corp., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 16, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

SNOWLAKE INVESTMENT PTE. LTD.

By:	/s/ Sean Low Shien Ang
Name:	Sean Low Shien Ang
Title:	Director